CAROLINE IOB PAVAN

ADDRESS: 3010 Cowley Way, #305, San Diego, CA 92121.
PHONE: (858)886-9397
E-MAIL: carol@babekombucha.com

SUMMARY OF QUALIFICATIONS

- Registered in the Council of Architecture and Urbanism, under registration n ° 100292-9;
- Professional with experience in the field of interiors, landscaping, urban planning;
- **Experience in project coordination, management and development;**
- **Work and lead diverse teams at the same time, directed to conclusions of projects of different complexities;**
- **Experience in conducting the execution of projects;**
- **Excellent performance in meetings held in offices and construction companies in several states of the country;**
- **Dynamic professional who handles deadlines with ease;**
- **Preparation and management of reports.**

ACADEMIC EDUCATION

Bachelor of Architecture and Urbanism - graduated 2007/02 (Pontificia Universidade Catolica do Rio Grande do Sul - PUCRS).

PROFESSIONAL EXPERIENCE

BABE BREWING LLC (DBA: BABE KOMBUCHA)
Position: President
Period: December 2016 to date.
Activities:
- Managing the company and its financials.

CAROLINE PAVAN ARCHITECTURE OFFICE
Position: Architect
Period: July 2007 to date.
Activities:
- Renovation projects and interior design - residential and commercial;
- Design of carpentry projects;
- Preparation of control and budget worksheets to carry out renovation projects;
- Development of lighting and lining projects;
- Responsible for monitoring of the execution of design with the client and the builder / contractor;

POLIDO ARCHITECTURE OFFICE
Position: Architect
Period: July 2014 to date.
Activities:
- Renovation projects and interior design - residential and commercial;
- Design of carpentry projects;
- Preparation of control and budget worksheets to carry out renovation projects;
- Development of lighting and lining projects;
- Responsible for monitoring of the execution of design with the client and the builder / contractor;
- Management of trainees.

TAKEDA LANDSCAPING AND URBANISM OFFICE
Position: Project Manager/Architect
Period: June 2009 through June 2014.
Activities:
- Managed a team of architects;
- Responsible for the complete monitoring of landscaping projects, from creation to detailing;
- Responsible for the elaboration of condominium development projects throughout Brazil;
- Technical visits for monitoring and inspection of work being performed;
- Company representative in client and vendor meetings across the country;
- Acting in compatibilization of projects;
- Assistance in the preparation of client proposals;
- Trainee training;
- Client account management

Position: Architect
Period: July 2007 to May 2009.
Activities:
- Development and detailing of projects;
- Support in launching and implementation of condominiums, subdivisions, with topographical and numerical targets;
- Mass studies for the feasibility of condominiums;
- Customer service;
- Acting and compatibilizing projects.

TAKEDA LANDSCAPING AND URBANISM OFFICE
Position: Trainee
Period: November 2006 to June 2007.

PAB - CONSTRUCTOR AND BUILDER
Position: Trainee
Period: January 2004 to August 2005.

CARMEN LILA GONÇALVES PIRES - ENGINEERING AND ARCHITECTURE OFFICE
Position: Trainee
Period: July 2003 to January 2004.

LANGUAGE

- English (advanced level)

- Spanish (intermediate level)

COMPUTING

- Microsoft Office, Photoshop, AutoCad, Sketchup (Podium).

ARCHITECTURE COURSES

DWELL DESIGN EVENT SEMINAR
Location: Convention Center - Los Angeles (United States)
Period: June 2014.

DESIGN COURSE OF FURNITURE
Location: Unisinos
Period: October 2012

ARCHI 3D COURSE
Location: Cads - Training & Consulting
Period: May 2008

COURSE of Auto implementation for ISO 9000/2000, meeting the requirements of PBQP-H-.
Location: SINDUSCON / RS
Period: May 2005 to June 2005.